January 11, 2005


Mail Stop 0409

VIA U.S. MAIL and FAX (973) 882-2981

Mr. Larry Crawford
Chief Financial Officer
Greg Manning Auctions, Inc.
775 Passaic Avenue West
Caldwell, NJ 07006

Re:	Greg Manning Auctions, Inc.
	Form 10-K for the year ended June 30, 2004
	File No. 1-11988

Dear Mr. Crawford:

      We have reviewed your November 22, 2004 response letter and have the following additional comment.

Form 10-K filed September 10, 2004

Notes to Consolidated Financial Statements, page 37

(1) Description of Business and Summary of Significant Accounting
Policies

Inventories, page 39

We noted your response to comment 6. What factors determine whether a certain inventory item falls under the specific identification method versus using an estimate to write-down inventory based on a percentage of the inventory aging by category? Also, clarify for us whether items are subject to a write-down under both methodologies.
Please include support for your accounting in using both methodologies.





      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Monica Brame, Staff Accountant, at (202)
824-
5492 or me at (202) 942-1852 with any other questions.



						Sincerely,



Donna Di Silvio
Accounting Branch Chief
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Greg Manning Auctions, Inc.
January 11, 2005
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